November 1, 2007

Ms. Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

            RE:       SoftNet Technology Corp. (the “Company”)
                        Amendment No. 1 to Preliminary Information Statement on Schedule 14C filed
                        October 11, 2007

Dear Ms. Jacobs:

Thank you for the comments in your letter dated October 29, 2007 (the “Comment Letter”) regarding our Amendment No. 1 to Preliminary Information Statement on Schedule 14C (the “Preliminary Schedule 14C”).  Following please find our responses to all of the comments in the Comment Letter.  These responses are numbered and titled consecutively with the numbering and headings of the Comment Letter for your convenience.

Preliminary Information Statement on Schedule 14C

General

1.       With regards to the manner in which our major shareholders formulated and signed the consent authorizing the actions described in the Preliminary Schedule 14C, as described in our previous response letters dated October 9, 2007 and October 25, 2007, there are a total of four major shareholders, representing 59.3% of the possible votes.  Following is a chart showing the major shareholders and their relationship with the Company:

James Booth	Current officer, director and shareholder
Kevin Holt	Current officer, director, and shareholder
James Farinella	Original founder of the Company, former officer and director, and current shareholder
David Facciani	Original founder of the Company, former officer and director, and current shareholder

All of the  shareholders listed above are business associates and have a working relationship with each other and, as such, are in regular contact with each other with regard to our business activities and affairs.  It was through these communications that the shareholders listed above determined that it was in each of the best interests of the Company to authorize the actions described in the Preliminary Schedule 14C.  Each of the consenting shareholders, because of their overall knowledge of business affairs of the Company, fully understood the needs of the Company as well as the actions described in the Preliminary Schedule 14C.  Having been informed by the four consenting shareholders that they intended to act by written consent, the Company concluded that it was not necessary to solicit consents from all shareholders and instead chose to furnish shareholders Information Statement on Schedule 14C.

          Since this action involved such a small group, and based upon the foregoing relationships among the consenting shareholders, all of whom are either actively involved in or have recently been actively involved in the Company's management, and upon the fact that the actions described in the Preliminary Schedule 14C was the result of group efforts and discussions and not at the direction of any one person, we do not believe the execution of the written consent involved a “solicitation” as described and intended under Regulation 14A.  We believe the Company should be allowed to continue with the preparation and mailing of the Schedule 14C Information Statement.

          Alternatively, if deemed a “solicitation”, it is the Company’s belief that since such activity was not conducted by the Company, or on behalf of the Company, by any one person, the exemption for “solicitations” of not more than 10 shareholders under Rule 14a-2(b)(2) is applicable.

          Because none of our responses required revisions to the Preliminary Schedule 14C, and because we believe the presentation of the current Preliminary Schedule 14C is correct, the filing has not been revised.  Thank you for your continued review of this Preliminary Schedule 14C.  Please advise if you have any further comments.

Very truly yours,

SoftNet Technology Corp.

 /s/ James Booth
By: James Booth
Its: President and Chief Executive Officer